
02007485

SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 04 2002

SEC FILE NUMBER
8-51868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Investment Center Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. DePaola (212) 503-4193
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Gerard Nigro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

EDWARD P. DEDOMENICO
Notary Public, State of New York
No. 43-4991089
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires January 21, 2006

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Investment Center Inc.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Investment Center Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2002

BNY Investment Center Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and equivalents	$ 3,589,110
Securities owned, at market value	8,700,000
Commissions receivable	1,358,213
Other assets	156,726
Total assets	$13,804,049
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 481,213
Taxes payable	1,228,943
Other liabilities and accrued expenses	916,793
Total liabilities	2,626,949
Stockholder's equity:	
Common stock, $1 par value:	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	11,052,100
Total stockholder's equity	11,177,100
Total liabilities and stockholder's equity	$13,804,049

The accompanying notes are an integral part of this statement of financial condition.

BNY Investment Center Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Description of Business

BNY Investment Center Inc. (the "Company"), a New York corporation, is a wholly-owned subsidiary of The Bank of New York (the "Bank"), which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"), a financial holding company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an agency brokerage firm, which serves the Bank's retail banking customers. The Company specializes in the sale of mutual funds, unit investment trusts and annuities and provides discount brokerage services to its clients.

The clearing and depository operations for the Company's clients are provided by two broker- dealers, both on a fully-disclosed basis. One of these broker-dealers is BNY Clearing Services LLC ("BNY Clearing"), an affiliate of the Company.

2. Significant Accounting Policies

Securities Transactions

Securities owned are recorded on a trade date basis and are valued at market. At December 31, 2001, securities owned consisted of redeemable securities of an investment company registered pursuant to the Investment Company Act of 1940.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax liability of $325,525, net of a deferred tax asset of $12,048, included in taxes payable on the statement of financial condition. The deferred tax asset is attributable to deferred compensation and the deferred tax liability is primarily attributable to state and local tax payments.

2. Significant Accounting Policies (continued)

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash, receivables, securities owned, payables and accrued expenses) approximates their carrying value.

3. Related Party Transactions

The Company has entered into a fully-disclosed clearing agreement with BNY Clearing for the carrying of retail customer accounts and clearance of brokerage transactions. As of December 31, 2001, the Company had $279,966 of commissions receivable from BNY Clearing, which is included in commissions receivable in the statement of financial condition.

The Company utilizes the offices and facilities of the Bank and is allocated a charge for their usage. In addition, the Bank allocated other administrative expenses to the Company.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by the Rule which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,411,374, which exceeded its requirement by $10,236,244. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at December 31, 2001.

5. Off-Balance Sheet Risk

The Company has agreed to indemnify its clearing broker-dealers for losses that they may sustain from the customer accounts introduced by the Company. Trades pending as of December 31, 2001, were settled without adverse effect to the Company's statement of financial condition.

6. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by the Bank, which is composed of a 401(k) match program. Required contributions under the plan were paid by the Bank.

STATEMENT OF FINANCIAL CONDITION

BNY Investment Center Inc.

December 31, 2001
with Report of Independent Auditors